Exhibit to Accompany
Item 77J (b)
Form N-SAR
The Yacktman Funds, Inc.
(the Funds)


According to the provisions of Statement of Position
93 - 2 (SOP 93 - 2) Determination, Disclosure and
Financial Statement Presentation of Income, Capital
Gain and Return of Capital Distributions by Investment
Companies, the Funds are required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). Accordingly, at December 31, 1998 reclassifications were recorded to decrease undistributed net investment income by $0 and $29,413, decrease undistributed net realized gains by $61,443,982 and $138,703 and increase capital stock by $61,443,982 and $168,116 for The Yacktman Fund and The Yacktman Focused Fund, respectively.

This reclassification has no impact on the net asset value of the Fund and is designed to present the Funds capital account on a tax basis.